

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 6, 2018

Benjamin W. Hulburt
Chairman, President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, PA 16803

> **Re:** **Eclipse Resources Corporation**
> **Registration Statement on Form S-3**
> **Filed March 28, 2018**
> **File No. 333-223996**

Dear Mr. Hulbert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources